United States securities and exchange commission logo





                            April 15, 2024

       Shangzhao Hong
       Chief Executive Officer
       Creative Global Technology Holdings Ltd
       Unit 03, 22/F, Westin Centre
       26 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Creative Global
Technology Holdings Ltd
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed April 8, 2024
                                                            File No. 333-273329

       Dear Shangzhao Hong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

       Amendment No. 9 to Registration Statement on Form F-1

       Resale Prospectus, page Alt-1

   1. We note your response to prior comment 1 and reissue in part. With respect to the resale offering:
                                                            We note your
explanation as to why you have kept the language "concurrent" in footnote 1 on page
Alt-1 and footnote 1 on page Alt-3; however, since the sale of secondary shares
cannot proceed until after a market is created by the primary offering, please
amend the disclosure so the distinction is clearer.
                                                            Please amend
footnote 3 on page Alt-3 to clarify that Mr. Hong is the beneficial owner of the shares
held by CHSZ Holdings Limited and that, after the offerings, Mr.
                                                            Hong will continue
to control a substantial number of ordinary shares due to his beneficial
ownership of shares held by HSZ Holdings Limited and CHSZ Holdings
 Shangzhao Hong
Creative Global Technology Holdings Ltd
April 15, 2024
Page 2
           Limited.
             Please advise why HSZ Holdings Limited transferred 2,000,000 ordinary shares and
           1,000,000 ordinary shares to CHSZ Holdings Limited in December 2023 and
           February 2024, respectively. Additionally, please advise if these transfers were in anticipation of this offering.
             Please advise whether the resale offering is required to satisfy the listing requirements of the Cboe BZX Exchange. Additionally, we note that the structure of this offering (primary and resale) has changed over time. In this regard, we note that a resale component was added, your underwriters changed, the listing exchange changed, the amount of ordinary shares with respect to the primary offering decreased and the amount of ordinary shares with respect to the resale offering increased. Please advise what considerations factored into the structure changes and whether satisfying any listing requirements of either Nasdaq or Cboe BZX Exchange played a role in how this offering was structured, i.e. the size and amounts of the respective offerings.



       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameShangzhao Hong
                                                     Division of Corporation
Finance
Comapany NameCreative Global Technology Holdings Ltd
                                                     Office of Trade & Services
April 15, 2024 Page 2
cc:       Lan Lou
FirstName LastName